

March 17, 2015

Mr. Gregory Q. Brown
Chairman and Chief Executive Officer
Motorola Solutions, Inc.
1303 East Algonquin Road
Schaumburg, Illinois 60196

Re: **Motorola Solutions, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 001-72221

Dear Mr. Brown:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations, Net Sales and Gross Margin, page 29 and
Earnings (Loss) from Continuing Operations Attributable to Motorola Solutions, page 31

1.   Please discuss the impact of changes in sales volume and product mix by operating segment to identify any trends, risk, uncertainties, or unusual events. You should clarify whether the spikes seen in your fourth quarter sales in the past two years are due to seasonality or represent one-time events in your business operations or contracts. In this regard, we note the quarterly financial data disclosed on page 88. We refer you to Item 303(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 or me at (202) 551-3835 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant